SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 3)(1)

                           GREG MANNING AUCTIONS, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    563823103
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                                 (CUSIP number)

                               BRUCE A. RICH, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                OCTOBER 29, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)



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1        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 563823103                    13D             Page 2 of 5
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     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      AFINSA BIENES TANGIBLES S.A.
                      (No S.S. or I.R.S. Identification No.)
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                        (b) |_|
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     3        SEC USE ONLY
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     4        SOURCE OF FUNDS*

                      BK
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                          |_|
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      SPAIN
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 NUMBER OF                   7       SOLE VOTING POWER
  SHARES                                   642,000
                        --------------------------------------------------------
BENEFICIALLY                 8       SHARED VOTING POWER
 OWNED BY                                  -0-
                        --------------------------------------------------------
   EACH                      9       SOLE DISPOSITIVE POWER
 REPORTING                                 642,000
                        --------------------------------------------------------
PERSON WITH                 10       SHARED DISPOSITIVE POWER
                                           -0-
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      642,000
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|
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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.1%
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    14        TYPE OF REPORTING PERSON*

                      CO
================================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 563823103                    13D             Page 3 of 5
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                  This amendment amends a statement on Schedule 13D relating to
Shares of the Common Stock of Greg Manning Auctions, Inc. (the "Issuer") filed with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997 and Amendment No. 2, filed with the Commission on August 27, 1997 (the "Schedule 13D"). This amendment reports the purchase of 223,500 Shares of Common Stock of the Issuer by AFINSA Bienes Tangibles S.A., a corporation organized under the laws of Spain ("AFINSA").

                  Unless otherwise indicated, the information set forth in
Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Since the filing of Schedule 13D, AFINSA purchased 23,500 Shares for an aggregate price of $49,625 and 200,000 Shares for an aggregate price of $500,000. The source of funds used in making the additional purchases of 23,500 Shares of Common Stock of the Issuer ("Shares") was working capital of AFINSA, and the source of funds used in making the additional purchase of 200,000 Shares was a loan from Banco Santander to AFINSA in the amount of $500,000 equivalent (Pesetas 70,000,000).

Item 5.           Interest in Securities of the Issuer.

                  (a) As of October 29, 1998, the aggregate number of Shares beneficially owned by AFINSA is 642,000, representing approximately 11.1% of the total number of Shares outstanding, based on 5,769,997 Shares represented by the Issuer as outstanding as of September 30, 1998 in the Issuer's Form 8-K/A Amendment No. 1 to Form 8-K dated January 12, 1999 (reporting the October 29, 1998 acquisition). Based on the Issuer's Quarterly Report on Form 10-QSB for the period ended December 31, 1998, which represents the total number of Shares outstanding to be 5,912,497, the aggregate number of Shares beneficially owned by AFINSA represents 10.85% of the total number of Shares outstanding.

                  (b) AFINSA has sole power to vote or direct the vote and to dispose or direct the disposition of the Shares of the Issuer that are the subject of this Schedule 13D.

                  (c) AFINSA purchased 200,000 restricted Shares pursuant to a Stock Purchase Agreement dated October 29, 1998, between AFINSA and the Issuer, as part of a private offering made by the Issuer to fund the cash portion of its acquisition of all of the capital stock of Teletrade, Inc. The purchase price of the Shares was $2.50 per Share and the aggregate purchase price was $500,000. The Issuer completed the acquisition on October 29, 1998.

                  Information concerning transactions in respect of Shares effected by AFINSA since the most recent filing of Schedule 13D is set forth in Schedule B hereto.

                  (d) Not applicable.

                  (e) Not applicable.


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CUSIP No. 563823103                    13D             Page 4 of 5
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 8, 1999

                                             AFINSA BIENES TANGIBLES S.A.



                                             By:  /s/ Albertino de Figueiredo
                                                  ---------------------------
                                                      President and Chairman



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CUSIP No. 563823103                    13D             Page 5 of 5
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                                   SCHEDULE B

            TRANSACTIONS IN COMMON STOCK FROM 8/15/97 THROUGH 2/8/99


    Date           Quantity               Price                 Transaction Type
    ----           --------               -----                 ----------------

26/08/97              5,000              2.0625               Open Mkt. Purchase
27/08/97             18,500              2.1250               Open Mkt. Purchase
29/10/98            200,000              2.5000                 Private offering


Each of the above transactions made in the open market was effected by Banco Santander on behalf of AFINSA. The purchase in the Issuer's private offering was effected by AFINSA.